Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements and Report of Independent Registered
Public Accounting Firm Pursuant to Rule 17a-5
Public

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2477 John F Kennedy Road
(No. and Street)

Dubuque	IA	52002-2833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel 563-583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Timothy J. Weitzel__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Weitzel Financial Services, Inc.__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RAY A QUINT
Commission Number 710099
My Commission Expires:
5/22/19

Notary Public

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Weitzel Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weitzel Financial Services, Inc., (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Weitzel Financial Services, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Weitzel Financial Services, Inc.'s auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 14, 2019

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

Weitzel Financial Services, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS

Current Assets

Cash	$	85,207
Accounts Receivable		125
Commissions Receivable		290,924
FINRA Holding Account		978
Prepaid		5,094
Total Current Assets		382,328

Property and Equipment

Equipment	25,621
Vehicles	137,679
Software	4,379
Total Fixed Assets	167,679
Less: Accumulated Depreciation	(120,171)
Net Fixed Assets	47,508

Intangible Assets

Customer Lists	17,000
Less: Accumulated Amortization	(17,000)
Net Intangible Assets	0

Total Assets	$	429,836

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Commissions Payable	$	29,804
Accrued Payroll		20,296
Accrued Compensated Absences		2,033
Total Liabilities		52,133

Stockholders' Equity

Common Stock, $10 Par Value, 1,000,000 Shares Authorized	
2,000 Shares Issued and Outstanding	20,000
Additional Paid-In Capital	46,192
Retained Earnings	311,511
Total Stockholders' Equity	377,703

Total Liabilities and Stockholders' Equity	$	429,836

The accompanying notes are an integral part of the financial statements.

NOTE 1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Weitzel Financial Services, Inc. (the Company) is a registered Broker/Dealer and a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company is registered with the Securities and Exchange Commission (SEC).

The company was originally formed as an Iowa domiciled corporation in October of 1969 for general business purposes under the name of Builders Development Corporation. Weitzel Financial Services, Inc. was established in August 1990. The company has operated as a registered broker/dealer and independent insurance agency since January 1991 and has been offering investment advisory services since September of 2017. The company transacts business in mutual funds, annuities, and life products along with providing investment advisory services in financial planning and portfolio management.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to invest directly with the fund into which the customer is investing.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Commissions Receivable

Commissions receivable are uncollected obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commission receivable. Management believes that, based on industry practice and collection history, the commissions receivable balance at December 31, 2018, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Intangible Assets

Intangible assets are stated at cost and are amortized using the straight-line method over a period of 15 years. Amortization expense was $0 for the year ended December 31, 2018.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not reported any impairment loss.

Property and Equipment

Property and equipment are stated at cost. Depreciation and Amortization is computed primarily using the straight-line method over the estimated useful life of the assets, which range from 3 to 10 years. Depreciation and Amortization expense totaled $24,547 for the year ended December 31, 2018.

Expenditures for maintenance and repairs are charged to expenses as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2018

NOTE 1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

In 2018, the Company adopted Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in a company providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the company's contracts with customers. There was no material impact on the Company's results of operations or financial condition upon adoption of the new standard.

Income Recognition

Revenue is divided into 3 categories: Mutual Funds Commission Revenue, Commission Revenue, and Other Income.

The Company generates two types of revenue in the Mutual Fund Commission Revenue and three types of revenue in the Commission Revenue. The categories are as follows: sales-based commission revenue that is recognized at the point of sale on the trade date, trailing commission revenue that is recognized over time as earned, and Registered Investment Advisor (RIA) Fees that are recognized over time as earned.

Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Registered Investment Advisor Fees are based on an individual agreement between the client and the firm. The fee for RIA Portfolio Management Fees and RIA Solicitor Fees are a designated percentage of the market value of the clients' investment holdings as of quarter end. As they are based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The other Income category for 2018 consists of Interest Income earned.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Income Recognition (Continued)

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

Mutual Funds Commission Revenue	
Sales Based	65,920
Trailing Revenue	243,078
Total Mutual Funds Commission Revenue	308,998
Commission Revenue	
Sales Based	
Muni Fund Security	1,142
Variable Annuities	51,323
Insurance & Annuities	11,951
Total Sales Based	64,416
Trailing Revenue	
Muni Fund Security	2,377
Variable Annuities	394,450
Total Trailing Revenue	396,827
RIA Fees	
Portfolio Management Fees	778,215
Solicitor Fees	26,501
Total RIA Fees	804,716
Total Commission Revenue	1,265,959
Other Income	
Interest Income	40

Lease Recognition

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases. The standard's core principle is that a company will report transparent and economically neutral information about the assets and liabilities that arise from a company's lease contracts. The Company is currently in the process of evaluation the impact of adopting this ASU on the financial statements.

NOTE 2. Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs totaled $1,795 for the year ended December 31, 2018.

NOTE 3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts, the Company operates in the Northeastern Iowa, Southwestern Wisconsin, and Northwestern Illinois areas. This demographic makes the Company dependent upon the respective regions' economic conditions.

NOTE 4. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100 percent of the first 3 percent of compensation that employees contribute to the plan. The Simple IRA match was $12,143 for the year ended December 31, 2018

NOTE 5. Income Taxes

Effective November 1, 2013, the Company elected to be taxed as an S Corporation, whereby income is reported to the stockholder's income tax return. As a result, no federal income tax provision is made by the Company.

NOTE 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 at December 31, 2018, and the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2018, the Company had net capital of $60,844, which was $55,844 in excess of its required net capital of $5,000 and its aggregate indebtedness was $52,133. The Company's ratio of aggregated indebtedness to net capital was .86 to 1 at December 31, 2018.

NOTE 7. Operating Leases

The Company has entered into an 18-month lease for office space, which includes base rent, janitorial services, and routine cleaning and maintenance, effective January 1, 2017 through June 30, 2018. The Company has extended the lease an additional 12 months, effective July 1, 2018, through June 30, 2019. Total rent expense for the year ended December 31, 2018 was $46,872.

In the event a storage space is converted to office space by the Company, an additional amount of $323 will be incurred on a monthly basis.

The Company has entered into a 36-month lease of $475 per month for a 2017 Jeep Grand Cherokee effective April 13, 2017 through March 13, 2020. Total vehicle lease expense for the year ended December 31, 2018 was $5,700 and is included in the vehicle expense account and is offset by a vehicle mileage adjustment.

Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2019	29,483
2020	1,425
	$ 30,908

NOTE 8. Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 9. Subsequent Event

The Company's management paid a dividend of $100,000 on January 19, 2019.